Exhibit 99.1

GOLDMINING INC.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

December 8, 2025

BMO Nesbitt Burns Inc. 885 West Georgia Street, Suite 1700 Vancouver, British Columbia V6C 3E8	BMO Capital Markets Corp. 151 W 42nd Street New York, New York 10036

Canaccord Genuity Corp. 40 Temperance Street, Suite 2100 Toronto, Ontario M5H 0B4	Canaccord Genuity LLC One Post Office Square, Suite 3000 Boston, Massachusetts 02109

H.C. Wainwright & Co., LLC 430 Park Avenue New York, New York 10022	National Bank Financial Inc. 130 King Street, Suite 800 Toronto, Ontario M5X 1J9

National Bank of Canada Financial Inc. 65 East 55th Street 8th Floor New York, New York 10022	Roth Capital Partners, LLC 888 San Clemente Drive Newport Beach, California 92660

Ventum Financial Corp. Suite 2500, 181 Bay Street Toronto, Ontario M5J 2T3	Ventum Financial (US) Corp. Suite 2500, 181 Bay Street Toronto, Ontario M5J 2T3

Ladies and Gentlemen:

GoldMining Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), confirms its agreement (this “Agreement”) with BMO Nesbitt Burns Inc., Canaccord Genuity Corp., National Bank Financial Inc. and Ventum Financial Corp. (the “Canadian Agents”) and BMO Capital Markets Corp., Canaccord Genuity LLC, H.C. Wainwright & Co., LLC, National Bank of Canada Financial Inc., Roth Capital Partners, LLC and Ventum Financial (US) Corp. (the “U.S. Agents”, and together with the Canadian Agents, the “Agents”), with respect to the issuance and sale from time to time by the Company of common shares of the Company (the “Shares”; and common shares in the capital of the Company being referred to as, “Common Shares”), having an aggregate offering price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold) (the “Maximum Amount”) through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated November 24, 2025 (the “Canadian Preliminary Base Prospectus”) and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to C$100,000,000 (or the equivalent thereof in US dollars or other currencies) of Common Shares, preferred shares, or warrants to purchase other Shelf Securities (as defined herein), subscription receipts to purchase other Shelf Securities (as defined herein), debentures, notes or other evidence of indebtedness of any kind, nature or description, and units comprised of one or more of the other Shelf Securities or any other combination of such securities (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11‑102 – Passport System and National Policy 11‑202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated December 5, 2025 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (as defined herein) (the “Canadian Securities Laws”), including National Instrument 44‑101 – Short Form Prospectus Distributions (“NI 44‑101”) and National Instrument 44‑102 – Shelf Distributions (“NI 44‑102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including, but not limited to, all Designated News Releases (as defined herein). As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) in Canada. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares to be filed by the Company with the Canadian Qualifying Authorities on December 8, 2025 (the “Prospectus Supplement Filing Date”) in accordance with Canadian Securities Laws and all documents incorporated by reference therein, and any representation and warranty that refers to such supplement will become effective upon its filing. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. All Designated News Releases shall also be filed with the Commission (as defined herein) on Form 6‑K and the Canadian Prospectus Supplement shall provide that such Form 6‑K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The “Translation Decision” means the decision of the Autorité des marches financiers dated November 21, 2025, obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi‑Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F‑10, as amended (File No. 333‑275215), covering the registration of the Shelf Securities under the United States Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F‑10 and the Rules and Regulations and including exhibits to such registration statement), has become effective by the Commission in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F‑10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F‑10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it becomes effective under the Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F‑10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F‑10, and any representation and warranty that refers to such supplement will become effective upon its filing; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F‑10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR+ and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also previously prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F‑X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus and/or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1.	Sale and Delivery of the Shares.

(a)

Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows:

(i)

The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or other form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from at least one of the individuals listed as an authorized representative of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the NYSE American LLC (the “NYSE American”) or the Toronto Stock Exchange (the “TSX”) (which may not be a day on which the NYSE American or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 8, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to an Agent if the Company has delivered an Agency Transaction Notice which remains in effect to another Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(vi). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the “Authorized Agent Representatives”).

(ii)

If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii)

Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that  there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all,  no Agent shall incur liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason; and  no Agent shall be required to purchase Shares on a principal basis pursuant to this Agreement.

(iv)

Each of the Agents hereby covenants and agrees that, during the time an Agent receives an Agency Transaction Notice pursuant to Section 1(a)(i) hereof that has not been suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in National Instrument 21‑101 - Marketplace Operation) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by an Agency Transaction Notice may have a significant effect on the market price of the Shares, the applicable Agent will, upon receipt of the applicable Agency Transaction Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(v)

The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over‑allot Shares in connection with the distribution of Shares in an “at‑the‑market distribution” (as defined in NI 44‑102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(vi)

The Company may, acting through at least one Authorized Company Representative, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(vii)

If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(viii)

The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than by means of ordinary brokers’ transactions  that qualify for delivery of the Prospectuses in accordance with Rule 153 of the Rules and Regulations,  that constitute an “at‑the‑market‑distribution” under NI 44‑102 and are made in compliance with NI 44‑102, including, without limitation, sales made directly on the NYSE American and the TSX, or any Canadian marketplace or United States marketplace or  such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing.

(ix)

The cash compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall equal 1.25% of the gross offering proceeds of the Shares sold in such Agency Transaction and each other Agent shall receive cash compensation for such Agency Transaction equal to 0.25% of the gross offering proceeds of the Shares sold in such Agency Transaction, but the aggregate cash compensation payable to the Agents shall not exceed 2.5% of the gross offering proceeds of the Shares sold in each Agency Transaction (for the purposes of this calculation BMO Nesbitt Burns Inc. and BMO Capital Markets Corp are considered a single entity, Canaccord Genuity Corp. and Canaccord Genuity LLC are considered a single entity, National Bank Financial Inc. and National Bank of Canada Financial Inc. are considered a single entity, and Ventum Financial Corp. and Ventum Financial (US) Corp. are considered a single entity). The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least two of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth  the number and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX, on the NYSE American or on any other “marketplace”),  the gross offering proceeds received from such sales,  the commission payable by the Company to such Agent with respect to such sales and  the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(x)

Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the first Trading Day following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent’s or its designee’s account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities (“CDS”), The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same‑day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall  hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and  pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default; provided, however, that without limiting Section 5 herein, with respect to (ii) above, the Company shall not be obligated to pay the applicable Agent any commission, discount or other compensation on any Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE American; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by the applicable Agent to comply with its obligations under the terms of this Agreement.

(b)

Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, nor will any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would  cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount,  cause the number of Shares sold to exceed the number of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement or  cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized from time to time to be issued and sold pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c)

Regulation M. If any party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other parties and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d)

Black‑out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares and the Agents shall not be obligated to sell or offer to sell any Shares during any period in which the Company is, or could be deemed to be, in possession of material non‑public information with respect to the Company. The Company shall immediately suspend or revoke any existing Agency Transaction Notice that would otherwise request a sale during any such period.

(e)

Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 4 of this Agreement.

2.	Representations and Warranties of the Company. The Company represents and warrants, as of the date hereof, to, and covenants with, the Agents as follows:

(a)

Due Incorporation and Organization. Each of the Company and the subsidiaries of the Company listed on Schedule 2 to this Agreement (the “Material Subsidiaries”) has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own or lease its assets.

(b)

Material Subsidiaries. The Company has no subsidiaries that are material other than the Material Subsidiaries and the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries (other than those shares owned by nominal shareholders as required by local corporate laws and other than in respect of U.S. Goldmining Inc. (the “Non‑Wholly Owned Subsidiary”)), in each case, free and clear of all charges, mortgages, liens, hypothecs, pledges, claims, restrictions, security interests or other encumbrances, whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges, as those terms are understood under the laws of the Province of British Columbia (each, an “Encumbrance”), and no person has any agreement, option, right or privilege (whether pre‑emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or the Material Subsidiaries of any of the shares or other securities of the Material Subsidiaries, other than in respect of the Non‑Wholly Owned Subsidiary, which as a company whose shares are listed and posted for trading on a United States stock exchange, may issue securities from time to time.

(c)

Qualification to Carry on Business. Each of the Company and the Material Subsidiaries is qualified to carry on business in each jurisdiction in which it carries on its business, except where the failure to be so qualified would not reasonably be expected to:  materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and its Material Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business; or  result in the Registration Statement or the Prospectuses containing a misrepresentation (each, a “Material Adverse Effect”).

(d)

Compliance with Law. Each of the Company and the Material Subsidiaries has complied with, and is not in violation of, any applicable laws in the jurisdictions in which it carries on business, including its articles and by‑laws, other than such non‑compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect.

(e)

No Default or Breach. The execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company and the consummation of any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any Encumbrance on its or any of its subsidiary’s properties or assets under, any term or provision of the articles, by‑laws or resolutions of the Company or any of its subsidiaries, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its subsidiaries is a party or by which it or they or any of its or their properties are bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company or any of its subsidiaries, which default or breach would reasonably be expected to result in a Material Adverse Effect.

(f)

Corporate Power and Authority. The Company has full corporate power and authority to enter into this Agreement, and to perform its obligations set out in this Agreement and this Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms subject to the general qualifications that  enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally, and  equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and rights of indemnity contained in this Agreement may be limited under applicable law.

(g)

Consents and Approvals. No consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained or shall be obtained on or prior to the Prospectus Supplement Filing Date under all of the applicable federal and state securities laws and regulations of the United States, including without limitation the Act, the Exchange Act and the respective rules and regulations of the Commission thereunder (“U.S. Securities Laws”); Canadian Securities Laws; the rules of the NYSE American, the TSX or under any other applicable securities laws, and except such customary post‑Settlement Date notice filings, the NYSE American’s review and/or approval of the Company’s Supplemental Listing Application form, and other filings after the date hereof pursuant to applicable securities laws, including U.S. Securities Laws and Canadian Securities Laws, and stock exchange policies, including the policies of the TSX and the NYSE American.

(h)

No Material Adverse Change. Other than as disclosed in the Registration Statement or the Prospectuses, there has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Change”), from the position set forth in the latest consolidated audited financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, including, as applicable, the auditor’s reports and notes in respect thereof (the “Annual Financial Statements”) or the latest condensed interim consolidated financial statements, including the notes in respect thereof, included or incorporated by reference in the Registration Statement and the Prospectuses and the Prospectus Supplements (the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”).

(i)

Financial Statements. The Financial Statements of the Company, including the related notes thereto, included or incorporated by reference in the Registration Statement and the Prospectuses present fairly, in all material respects, the financial position of the Company on a consolidated basis as of the dates thereof and the results of operations and cash flows of the Company on a consolidated basis for the periods indicated, and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) on a basis consistent with prior periods (except as disclosed therein); the Company has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in such Financial Statements, which would be reasonably expected to have a Material Adverse Effect.

(j)

Auditor. PricewaterhouseCoopers LLP, who have audited the Annual Financial Statements and delivered their report included in the Annual Financial Statements, have informed the Company that they are independent chartered accountants with respect to the Company within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of U.S. Securities Laws and there has not been any “disagreement” or “unresolved issue” (within the meaning of National Instrument 51‑102 – Continuous Disclosure Obligations) with PricewaterhouseCoopers LLP since its initial engagement as the Company’s auditor.

(k)

No Actions. There are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would result in a Material Adverse Effect; there is no bankruptcy, liquidation, winding‑up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its subsidiaries before any governmental authority; none of the Company or any of its subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or such subsidiary to conduct its respective business in all material respects as it has been carried on prior to the date hereof.

(l)

Subsequent Events. Except as disclosed in the Registration Statement and the Prospectuses, since the most recently filed Financial Statements, neither the Company nor any of its subsidiaries has incurred, assumed or suffered any material liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and its subsidiaries, taken as a whole.

(m)

Public Record. The information and statements set forth in the Registration Statement and the Prospectuses and in all documents incorporated by reference in the Registration Statement and the Prospectuses and all information filed by or on behalf of the Company with the Canadian Qualifying Authorities, the Commission, the TSX, the NYSE American and all applicable self‑regulatory authorities after November 24, 2025, in compliance, or intended compliance, with Canadian Securities Laws and the Rules and Regulations, as applicable (the “Public Record”), were, unless otherwise modified by the Registration Statement and Prospectuses true, correct and complete in all material respects and did not contain any misrepresentation (as defined in the Securities Act (British Columbia)), as of the date of such information or statements or the date of any amendment to such information or statements.

(n)

Reporting Issuer. The Company is a “reporting issuer” or has equivalent status within the meaning of Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions and the Company has not received any correspondence or notice from any Canadian Qualifying Authority concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding; no delisting, prevention or suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no such proceeding is pending, contemplated or threatened and no inquiry or investigation (formal or informal) of any Canadian Qualifying Authority, the Commission, the TSX or the NYSE American is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing.

(o)	Exchange Act Compliance. The Company is subject to the reporting requirements of Section 13 of the Exchange Act and has filed all periodic reports required under the Exchange Act with the Commission.

(p)	Control of Company. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company.

(q)

Taxes. The Company and each of its subsidiaries (A) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure to so file would not result in a Material Adverse Effect) and have paid or accrued all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the Financial Statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty as would not result in a Material Adverse Effect, (B) duly and timely withheld all taxes and other amounts required by applicable laws to be withheld by them and have duly and timely remitted to the appropriate governmental authority such taxes and other amounts required by applicable laws to be remitted by them except for any such taxes and other amounts as would not result in a Material Adverse Effect, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by applicable laws to be collected by them and have duly and timely remitted to the appropriate governmental authority any such amounts required by applicable laws to be remitted by them except for any such taxes and other amounts as would not result in a Material Adverse Effect; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of the Company, threatened against the Company that propose to assess taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company, except for liens for taxes not yet due and payable.

(r)

Labour Dispute. No labour problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its subsidiaries that would be expected to have a Material Adverse Effect.

(s)

Compliance with Employment Laws. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, the Company and its subsidiaries are in compliance with all applicable laws respecting employment and labor, including employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, labor relations, accessibility, and workers’ compensation. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, all employee benefit, pension, executive compensation, incentive compensation, stock compensation, retirement, supplementary retirement, health or other medical, dental, life or other similar plan, program, agreement or arrangement (“Employee Plans”) sponsored, maintained or contributed to or required to be contributed to by the Company or its subsidiaries for the benefit of their respective employees and their dependents have been established, registered (where required), funded (where required), invested (where required) and administered in accordance with, and are in good standing under, all applicable laws, the terms of such Employee Plans and all applicable collective agreements.

(t)

Insurance. The Company maintains policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of the Company, and such policies are in full force and effect as of the date hereof.

(u)

Distributions by Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or other ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as such restrictions or dividends, loans or advances would not, individually or in the aggregate, have a Material Adverse Effect and, in respect of the Non‑Wholly Owned Subsidiary, as permitted by applicable securities laws.

(v)

Disclosure Controls and Procedures. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a‑15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there has been no change in the Company’s disclosure controls and procedures that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

(w)

Contracts. All of the material contracts and agreements of the Company and its subsidiaries required to be disclosed or described in the Registration Statement and the Prospectuses by applicable U.S. Securities Laws and Canadian Securities Laws have been disclosed or described in the Registration Statement, the Prospectuses or in the Public Record. Neither the Company nor any Material Subsidiary has received any notification from any party claiming that the Company or such Material Subsidiary is in breach or default under any contract or agreement, except which default or breach would not reasonably be expected to result in a Material Adverse Effect.

(x)

Licenses and Permits. Except as set forth in the Registration Statement and the Prospectuses, the Company and its subsidiaries are the registered owners of and possess, in good standing without default, all licenses, sub‑licenses, certificates, rights (including, without limitation, surface rights, access rights and water rights), permits, concessions, instruments and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, provincial, state, territorial, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Registration Statement and the Prospectuses, including for the exploration, exploitation, extraction, removal, processing and refinery of minerals, except where the failure to possess, maintain in good standing, or make the same would not, individually or in the aggregate, have a Material Adverse Effect (collectively, “Permits”); and except as described in each of the Registration Statement and the Prospectuses, neither the Company nor any of its subsidiaries has received notice of any revocation, cancellation or modification of, or intention to revoke, cancel or modify any such Permit or has any reason to believe that any such Permit will not be renewed in the ordinary course, except where such revocation, cancellation or modification would not result in a Material Adverse Effect.

(y)

Properties. Except as disclosed in the Registration Statement and the Prospectuses,  the Company and each Material Subsidiary owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement and the Prospectuses;  to the knowledge of the Company, it and the Material Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Encumbrances, except for Encumbrances granted in the ordinary course to finance the purchase of personal property, except such as are described in the Registration Statement and the Prospectuses or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Company and the Material Subsidiaries; and any material real property and buildings held under lease or sublease by the Company and the Material Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Company and the Material Subsidiaries; and  neither the Company nor any Material Subsidiary has received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company or any Material Subsidiary, except as could not reasonably be expected to have a Material Adverse Effect.

(z)

Material Properties. The Whistler Gold‑Copper Project (the “Whistler Project”), the Titiribi Gold‑Copper Project (the “Titiribi Project”), the La Mina Gold Project (the “La Mina Project”) and the São Jorge Gold Project (the “São Jorge Project”), respectively, each as described in the Registration Statement and the Prospectuses, are the only projects which the Company currently considers to be “material” and the Company, other than as described in the Registration Statements and the Prospectuses, is the absolute legal and beneficial owner of, and has good and marketable title to, the Whistler Project, the Titiribi Project, the La Mina Project and the São Jorge Project, respectively, (collectively, the “Material Properties”), and, except as disclosed in the Registration Statement and the Prospectuses, such interests are free of all Encumbrances and the Company does not know of any claim or the basis for any claim that might or could materially adversely affect the right thereof to use, transfer or otherwise exploit such rights, except as disclosed in the Registration Statement and the Prospectuses.

(aa)

Mining Claims. All interests in mining claims, concessions, exploitation or extraction rights or similar rights comprising the Material Properties (“Mining Claims”) are in good standing, are valid and enforceable, are free and clear of any material Encumbrances, except as could not reasonably be expected to have a Material Adverse Effect, and no royalty is payable in respect of any of them, except as disclosed in the Registration Statement and the Prospectuses; except as disclosed in the Registration Statement and the Prospectuses, there are no material restrictions on the ability of the Company and its Material Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law; except as disclosed in the Registration Statement and the Prospectuses, the Mining Claims held by the Company or its Material Subsidiaries cover the Material Properties required by the Company for the purposes described therein.

(bb)

Compliance with Mining Laws.  The Company and its Material Subsidiaries are, and, to the Company’s knowledge, at all prior times were, in material compliance with any and all applicable laws, rules, statutes and regulations relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance with all Permits under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice;  there are no costs or liabilities associated with Mining Laws of or relating to the Company or its Material Subsidiaries, except in the case of each of (x) and above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and  except as described in each of the Registration Statement and the Prospectuses,  there are no proceedings, including, but not limited, to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its Material Subsidiaries under any Mining Laws in which a governmental entity is also a party, except as would not have, individually or in the aggregate, a Material Adverse Effect, and  the Company and its Material Subsidiaries are not aware of any noncompliance or potential non‑compliance with Mining Laws, or liabilities or other obligations under Mining Laws, that could reasonably be expected to have a Material Adverse Effect.

(cc)

Mineral Resources and Mineral Reserves. Any information relating to estimates by the Company of the proven and probable mineral reserves and the measured, indicated and inferred mineral resources associated with its mineral property projects contained in the Registration Statement and the Prospectuses has been prepared in all material respects in accordance with National Instrument 43‑101‑Standards of Disclosure for Mineral Projects (“NI 43‑101”); the Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate.

(dd)	Technical Report and NI 43‑101.

(i)

The technical reports titled “NI 43‑101 Technical Report and Preliminary Economic Assessment for the La Mina Project, Antioquia, Republic of Colombia”, effective as of July 24, 2023; “Technical Report on the Titiribi Project, Department of Antioquia, Colombia” effective as of June 14, 2021; “NI 43‑101, 2024 Updated Mineral Resource Estimate for the Whistler Project” dated effective September 12, 2024; and “NI 43-101 Technical Report, São Jorge Project, Para State, Brazil” effective as of January 28, 2025 (collectively, the “Technical Reports”) were each prepared in compliance in all material respects with the requirements of NI 43‑101;

(ii)

the Company made available to the authors of the Technical Reports, prior to the issuance of such report, for the purpose of preparing such report, all information available to the Company and requested by the authors, which information to the best of the Company’s knowledge did not contain any misrepresentation at the time such information was so provided, and, to the knowledge of the Company, there have been no material changes to such information since the date of delivery or preparation thereof;

(iii)

the Company is in material compliance with the provisions of NI 43‑101 and has filed all technical reports required thereby and there has been no change that would require the filing of a new technical report under NI 43‑101; and

(iv)

all scientific and technical information set forth in the Registration Statement and the Prospectuses has been reviewed by a “qualified person” as required under NI 43‑101 and, to the knowledge of the Company, has been prepared in accordance with Canadian industry standards set forth in NI 43‑101 other than where disclosed in the Registration Statement and the Prospectuses that such information has been prepared under an acceptable foreign code (as such term is defined in NI 43‑101).

(ee)

Notice of Adverse Claims. Neither the Company nor the Material Subsidiaries has received any notice of, nor does the Company otherwise have any knowledge of, any claim adverse to its ownership interests in or relating to any Material Property, nor in respect of real property, whether owned or held under lease or sublease by the Company or the Material Subsidiaries.

(ff)

No Aboriginal Claims. To the knowledge of the Company, there are no claims or actions with respect to aboriginal rights currently threatened or pending in respect of the properties underlying the Material Properties that could have a Material Adverse Effect on the Company. The Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the properties underlying the Material Properties, and no material dispute in respect of such properties with any local or aboriginal group exists or, to the knowledge of the Company, is threatened or imminent with respect thereto or activities thereon.

(gg)

Community Relationships. To the knowledge of the Company, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Material Properties in a manner that would have a material impact on the Company.

(hh)

No Work Stoppage or Interruptions. To the knowledge of the Company, there are no actions, proceedings, inquiries, work or labour disruption, protests, blockades or initiatives by nongovernmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore or develop the operations underlying the Material Properties in a manner that would have a material impact on the Company.

(ii)

Environmental Matters. There has been no breach of any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for breaches which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; there has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination or other release of any kind at, onto or from any property owned, operated, used or leased by the Company or any subsidiaries or into the environment surrounding any such property of any hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) with respect to which the Company or any subsidiary has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any subsidiary is subject, to the Company’s knowledge, to any Encumbrance under any Environmental Law; except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor any subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(jj)

Costs and Liabilities related to Compliance with Environmental Laws. To the best of the Company’s knowledge, costs and liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean‑up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) would not, subject to maintaining adequate reserves for such costs, individually or in the aggregate, have a Material Adverse Effect.

(kk)

Expropriation. No part of the property or assets of the Company or its subsidiaries have been taken, condemned or expropriated by any governmental authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings.

(ll)

Books and Records. The minute books of the Company have been maintained in material compliance with all applicable laws and are complete and accurate in all material respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors or items in the minute book that are not current, but which are not material in the context of the Company and the Material Subsidiaries on a consolidated basis.

(mm)

Company Information. All information provided by the Company to the Agents in relation to it and the offering of Shares hereby (including in respect of their due diligence requests) is accurate and complete in all material respects at its respective date as stated therein and is not misleading.

(nn)

No Withheld Material Facts. The Company has not withheld from the Agents any material facts known to the Company relating to the Company and its subsidiaries as a whole or the offering of Shares hereby.

(oo)

Capitalization. The Company is authorized to issue an unlimited number of Common Shares of which, as at December 5, 2025, 209,778,983 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non‑assessable. The Company is also authorized to issue an unlimited number of preferred shares, in series (“Preferred Shares”) of which, as at December 5, 2025, Nil Preferred Shares were issued and outstanding.

(pp)

Share Certificate. The form and terms of the certificate representing the Shares has been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Shares does not and will not conflict with any applicable laws or the rules and policies of the TSX or the NYSE American.

(qq)

Due and Valid Issuance. The Shares have been duly and validly allotted and reserved for issuance by the Company and when issued in accordance with this Agreement, and upon receipt of payment for the Shares, will be, if and when issued by the Company, duly and validly issued as fully paid and non‑assessable Common Shares.

(rr)

No Pre‑Emptive Rights. Except as disclosed in the Registration Statement and the Prospectuses, no person currently has any agreement, option, right or privilege (whether pre‑emptive or contractual) capable of becoming an agreement (including convertible securities or warrants but, for greater certainty, not including any letter of intent or other non‑binding terms outlining a potential transaction involving the purchase, subscription or issuance of the Company’s securities) for the purchase, subscription or issuance of Common Shares or Preferred Shares; no person has the right to require the Company or any of its subsidiaries to qualify or register any securities for sale under Canadian Securities Laws or the Act by reason of the filing of the Registration Statement or the Prospectuses with any Canadian Qualifying Authority or the Commission or the issuance and sale of the Shares.

(ss)	Securities Law Compliance. The Company is in compliance in all material respects with all its disclosure obligations under the Canadian Securities Laws and U.S. Securities Laws.

(tt)	Stock Exchanges. The issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE American.

(uu)	Transfer Agent. Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Common Shares in Canada.

(vv)

Investment Company. The Company is not required to be registered as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(ww)

Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Act; in connection with the filing of the Registration Statement, the Company has filed with the Commission a Form F‑X; the Form F‑X conforms with the requirements of the Act and the rules and regulations of the Commission under the Act.

(xx)

Sarbanes‑Oxley Act. There is and has been no failure on the part of the Company nor, to the best of the Company’s knowledge having made due enquiry, any of its directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes‑Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications.

(yy)

Related Party Transactions. The are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non‑arm’s length transactions involving the Company or any subsidiary that are required to be disclosed in, or filed as exhibits to, the Registration Statement or the Prospectuses that have not been disclosed or filed in the Registration Statement or the Prospectuses.

(zz)

Controlled Foreign Corporation. The Company is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the United States Internal Revenue Code of 1986, as amended, and does not expect to become a controlled foreign corporation as a result of the offering of Shares hereby.

(aaa)

Stabilization or Manipulation. The Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Act, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(bbb)

Significant Acquisition. The Company has not completed any “significant acquisition” (as such term is used in NI 44‑101) or “restructuring transaction” (as such term is defined in National Instrument 51‑102 – Continuous Disclosure Obligations) that would require the inclusion of any additional financial statements or pro forma financial statements in the offering documents which such additional financial statements have not already been disclosed in the Public Record or the Prospectuses, pursuant to Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that:  if completed by the Company at the date of the Canadian Prospectus Supplement and U.S. Prospectus Supplement, would be a significant acquisition for the purposes of Canadian Securities Laws or  would require financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(ccc)

Continuous Disclosure. The Company will promptly file all reports required to be filed by it with the Canadian Qualifying Authorities under applicable Canadian Securities Laws, and with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act for so long as the delivery of a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws, and during such same period will notify the Agents, promptly after it receives notice thereof, of the issuance by the Canadian Qualifying Authorities or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Shares, of the suspension of the qualification of the Shares for offering or sale in any of the Canadian Qualifying Jurisdictions and the United States, of the initiation or threat, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Canadian Qualifying Authorities or the Commission for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares; and the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible.

(ddd)

Filings. Other than the filing of the Canadian Prospectus Supplement, there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the offering of the Shares hereby that have not been made publicly available as required; and other than the filing of the Canadian Prospectus Supplement, there are no documents required to be filed with any of the Canadian Qualifying Authorities in connection with the offering of Shares hereby that have not been filed as required. The Company has not filed any confidential material change or other report or other document with any Canadian Qualifying Authority, the Commission, the TSX, the NYSE American, or any other self‑regulatory authority which at the date hereof remains confidential.

(eee)

Forward‑Looking Information and Statements. No forward‑looking information or statements (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act and within the meaning of applicable Canadian Securities Laws) of the Company included or incorporated by reference in the Registration Statement or the Prospectuses, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith, such forward‑looking information and statements are based on assumptions that are reasonable in the circumstances, and the Company has updated such forward‑looking information and statements as required by and in compliance with Canadian Securities Laws.

(fff)

Commissions. Except for the Agents as provided in this Agreement, there is no person acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(ggg)

Anti‑Bribery Laws. None of the Company, nor any of its subsidiaries, directors, officers, nor, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other applicable anti‑bribery or anti‑corruption provisions of applicable law, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures reasonably designed to promote and achieve, and which are reasonably expected to continue to promote and achieve, continued compliance therewith.

(hhh)

Money Laundering Laws. None of the Company, nor any of its subsidiaries, directors, officers, nor, to the knowledge of the Company, any of its employees or agents, has at any time  made any unlawful contribution to any candidate for non‑United States office, or failed to disclose fully any such contribution in violation of law, or  made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi‑public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record‑keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions in which the Company or any of its subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority body or agency involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(iii)

Sanctions. Neither the Company, nor any of its subsidiaries, directors, officers, nor, to the knowledge of the Company, any agent, employee or representative of the Company or its subsidiaries, affiliate or other person associated with or acting on behalf of the Company or its subsidiaries is currently subject to or target of any sanctions administered or enforced by the U.S. government (including, without limitation, any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or Bureau of Industry and Security of the U.S. Department of Commerce (including, without limitation, the designation as a “specially designated national” or “blocked person”)), Canada (including, without limitation, sanctions administered or enforced by the Office of the Superintendent of Financial Institutions), the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is, or whose government is, the subject or the target of Sanctions, including, without limitation, Burma (Myanmar), Cuba, Iran, North Korea, Russia, Sudan, Syria, the Crimean region and the non‑government controlled areas of Zaporizhzhia and Kherson Regions of Ukraine, the so‑called Donetsk People’s Republic and the so‑called Luhansk People’s Republic (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity  to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions,  to fund or facilitate any activities of or business in any Sanctioned Country, or  in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as agent, principal, underwriter, advisor, investor or otherwise) of Sanctions. Since December 1, 2020, the Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(jjj)

IT Systems. Except as disclosed in the Registration Statement or the Prospectuses, or as would not reasonably be expected to have a Material Adverse Effect,  there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and  the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data. The Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(kkk)

Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44‑101 and NI 44‑102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F‑10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement is in effect. No proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents expressly for inclusion therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F‑10, will conform in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F‑10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of such Shares.

(lll)

Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F‑10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects, or will conform in all material respects with the requirements of the Rules and Regulations; the U.S. Prospectus, on the date of filing thereof with the Commission will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together, and at each Time of Sale and Settlement Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements in or omissions from any such document made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents expressly for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3.	Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)

Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder,  the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information;  the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities;  the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and  the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR+ or EDGAR) and the Company will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F‑10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44‑101 and NI 44‑102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)

Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post‑effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(vi) or Section 8, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post‑effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post‑effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)

Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44‑102), the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d)

Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses to be used in connection with the offering or the sale of Shares and that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR+ or EDGAR.

(e)

Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Act and Canadian Securities Laws.

(f)

Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or Blue Sky laws of such jurisdictions as the Agents may reasonably request, including, without limitation, the provinces of Canada and other jurisdictions outside the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(g)

Material Non‑public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material non‑public information regarding the Company and its subsidiaries, taken as a whole, or the Shares.

(h)

Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to  the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus (as defined herein), the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations),  the preparation and delivery of certificates representing the Shares,  the printing of this Agreement,  furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents,  the listing of the Shares on the NYSE American and the TSX,  any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”), the Commission and the Canadian Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agents in connection therewith,  the registration or qualification of the Shares for offer and sale under the Act and the securities or Blue Sky laws of such jurisdictions designated pursuant to subsection (f) of this Section 3, including the fees, disbursements and other charges of counsel to the U.S. Agents in connection therewith, and, if requested by the U.S. Agents, the preparation and printing of preliminary, supplemental and final Blue Sky or legal investment memoranda,  counsel to the Company,  The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Shares,  the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company,  all reasonable out‑of‑pocket fees, disbursements and other charges of the Agents incurred in connection with this Agreement, the Registration Statement, the Prospectuses and the offering of the Shares including without limitation, the fees and disbursements of counsel to the Agents (to a maximum of C$150,000, exclusive of taxes and disbursements, for United States and Canadian counsel plus an additional C$15,000, exclusive of taxes and disbursements, for United States and Canadian counsel per fiscal quarter in connection with subsequent Representation Dates hereunder) provided that any single expense greater than C$5,000 (other than with respect to the fees of United States and Canadian counsel) shall require the prior approval of the Company and  all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(i)

Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(j)

Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)

Due Diligence Cooperation. The Company shall cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation,  prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company and an update on diligence matters with representatives of the Agents and their counsel and  at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and their counsel.

(l)

Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of any Common Shares (each a “Proposed Transaction”), without giving the Agents by written notice or by draft news release sent to the Agents at least three business days’ prior written notice to the issuance date specifying the nature and date of such Proposed Transaction; except that if the Company is proposing to issue securities under a “bought deal” or other financing transaction where the Company is not aware of the Proposed Transaction sufficiently in advance to allow for three business days’ prior notice, then the Company shall notify the Agents as soon as possible upon becoming aware of the Proposed Transaction and in any event prior to accepting any offer or entering into any agreement with respect to the Proposed Transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice,  register the offering and sale of the Shares through the Agents pursuant to this Agreement,  issue Common Shares upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date hereof and referred to in the Prospectuses,  issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing employee incentive plans of the Company or to consultants or  issue Common Shares pursuant to any non‑employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company or to consultants. If notice of a Proposed Transaction is provided by the Company pursuant to this subsection (l), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(m)

Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(vi)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement. For clarity, all representations and warranties in this Agreement that refer, directly or indirectly, to the Non‑Wholly Owned Subsidiary, whether as a Material Subsidiary or subsidiary of the Company, shall automatically cease to apply in respect of the Non‑Wholly Owned Subsidiary upon the Non‑Wholly Owned Subsidiary ceasing to be considered a subsidiary of the Company under IFRS.

(n)

Required Filings Relating to Sale of Shares. In each quarterly report, quarterly financial statements, quarterly and annual management discussion and analysis, annual information form, annual financial statements or annual report on Form 40‑F filed by the Company in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE American, the Company will provide the NYSE American with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE American.

(o)

Representation Dates; Certificate. During the term of this Agreement, each time the Company  files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post‑effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares;  files or amends an annual report on Form 40‑F;  files or amends interim financial statements on Form 6‑K;  files or amends annual financial statements pursuant to Canadian Securities Laws;  files or amends an annual information form; or  at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (v) and any time of request pursuant to  above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three days of each Representation Date.

(p)

Legal Opinions/Negative Assurance Letters. On the Prospectus Supplement Filing Date and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably,  the written opinion of Sangra Moller LLP, Canadian counsel for the Company, as described in Section 4(e), and other local counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion, and  the written opinion and a negative assurance letter of Haynes and Boone LLP, U.S. counsel for the Company, as described in Section 4(e), such opinion and negative assurance letter, each dated the date the opinion is required to be delivered, in a form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(p).

(q)

Comfort Letters. On the Prospectus Supplement Filing Date and within three Trading Days after each Representation Date, the Company shall cause its auditors to furnish the Agents a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its Material Subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut‑off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations thereunder and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Authorities and the Commission (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r)

Title Opinions. On the Prospectus Supplement Filing Date and within five Trading Days after  each Amendment Date,  each time the Company files or amends an annual information form, annual financial statements, or an annual report on Form 40‑F,  any material change to the ownership or title of any of the Material Properties, other than resulting from a material change to the equity ownership interest of the Company in the Non‑Wholly Owned Subsidiary, or  the determination by the Company that any property is material to the Company, excluding the Material Properties, the Company shall cause to be furnished to the Agents written opinions, addressed and in form and substance satisfactory to the Agents and the Agents’ counsel, from legal counsel to the Company located in the jurisdiction in which the subject Material Property (or such other material property) is situated, together with a certified English translation thereof for any such legal opinion not in the English language, with respect to the Company’s (or its subsidiary’s, as applicable) title and mineral rights comprising each of the Material Properties (or such other material property) (the “Title Opinions”), provided that such Title Opinions regarding the Material Properties will not be required in respect of Representation Dates where the Representation Date does not relate to a Prospectus filing and where the officer’s certificate provided under Section 4(d) has confirmed that there has been no material change to the Material Properties or change to the ownership structure of the Material Properties since the previous Representation Date.

(s)

Corporate Opinions for Material Subsidiaries. On the Prospectus Supplement Filing Date and within five Trading Days after  each Amendment Date and  each time the Company files or amends an annual information form, annual financial statements, or an annual report on Form 40‑F, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, a favourable written legal opinion from legal counsel to the Company located in the jurisdictions in which each of the Material Subsidiaries is incorporated and conducting business as to the following matters:  each Material Subsidiary is duly incorporated or formed under all applicable laws of the jurisdiction of its incorporation or formation;  each Material Subsidiary is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation;  each Material Subsidiary has all requisite corporate power and authority and is registered or otherwise qualified to conduct the business now and as proposed to be conducted, and to own, lease and operate their respective properties and assets, including the applicable Material Property; and  as to the authorized share capital and the issued and outstanding share capital of each Material Subsidiary (the “Corporate Opinions”).

(t)	Bring‑Down Certificate. The Company will on the Prospectus Supplement Filing Date, deliver a certificate to the Agents pursuant to section 4(d) of this Agreement.

(u)

Market Activities. The Company will not, directly or indirectly,  take any action designed to or that would constitute or that would reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or  sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(v)

Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the United States Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(w)

Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction.

(x)

Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(y)

Consent to the Agents’ Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE American or of the TSX, and under this Agreement, to the Agents trading in the Common Shares:  for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and  for the Agents’ own accounts, provided that in the case of the clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(z)	Permitted Free Writing Prospectuses.

(i)

The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus.” The Company represents and agrees that  it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and  it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)

The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the foregoing shall not apply to any statements in or omissions from any Permitted Free Writing Prospectus made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents expressly for inclusion therein, it being understood and agreed that the only such information is as described in Section 5(b) hereof.

(iii)

The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements in or omissions from any Permitted Free Writing Prospectus made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by or on behalf of the Agents expressly for inclusion therein, it being understood and agreed that the only such information is as described in Section 5(b) hereof.

(aa)

Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41‑101 – General Prospectus Requirements) solely connected to the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

(bb)

Purchases under Normal Course Issuer Bid. Without having first agreed with the applicable Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Agency Transaction Notice, the Company will not purchase Common Shares, and not permit any of its affiliates or any person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout  any period during which an Agency Transaction Notice is pending or effective, and  the period beginning on the second business day immediately prior to the date on which any Agency Transaction Notice is delivered to the Agents hereunder and ending on the second business day immediately following the final Settlement Date with respect to the Shares sold pursuant to such Agency Transaction Notice.

For clarity, all covenants and agreement in this Section 3 that refer, directly or indirectly, to the Non‑Wholly Owned Subsidiary, whether as a Material Subsidiary or subsidiary of the Company, shall automatically cease to apply in respect of the Non‑Wholly Owned Subsidiary upon the Non‑Wholly Owned Subsidiary ceasing to be considered a subsidiary of the Company under IFRS.

4.

Conditions to the Agents’ Obligations. The obligations of the Agents hereunder are subject to  the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date,  the performance of the Company of its obligations hereunder and  the following additional conditions:

(a)

Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities on the Prospectus Supplement Filing Date under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and Agents’ counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)

No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c)

No Material Notices. None of the following events shall have occurred and be continuing:  receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal, provincial, territorial or state or foreign or other governmental, administrative or self‑regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses;  the issuance by the Commission, the Canadian Qualifying Authorities or any other federal, provincial, territorial or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose;  receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;  the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and  the Company having reasonably determined that a post‑effective amendment to the Registration Statement or the Prospectuses would be appropriate.

(d)

Officers’ Certificates. The Agents shall have received, on the Prospectus Supplement Filing Date and on each Representation Date, one or more certificates, dated such date and signed by at least two executive officers of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i)

each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)

as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)

each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct in all material respects, other than those that are qualified by materiality, which shall be true and correct in all respects; and

(iv)

each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)

Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions or negative assurance letter are required pursuant to Section 3(p). In addition, on such dates that the opinions required by Section 3(p) are delivered, the Agents shall have also received the opinion and negative assurance letter of DLA Piper LLP (US), U.S. counsel to the Agents, with respect to such matters as the Agents may reasonably require, it being understood that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)

Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter is required pursuant to Section 3(q).

(g)

Title Opinions. The Agents shall have received the Title Opinions to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such Title Opinions is required pursuant to Section 3(r).

(h)

Corporate Opinions of Material Subsidiaries. The Agents shall have received the opinions to be delivered pursuant to Section 3(s) on or before the date on which such delivery of such opinions is required pursuant to Section 3(s).

(i)	Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(k).

(j)

Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, as well as such jurisdictions outside the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(k)

Stock Exchange Listing. The Shares shall have been conditionally approved for listing on the TSX, subject only to subject only to fulfilling customary conditions with the TSX, at or prior to the applicable Settlement Date, and the NYSE American shall have authorized the listing of Shares distributed under the offering of Shares at or prior to the applicable Settlement Date.

(l)

Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F‑10 and the Act, and all filings required by the Canadian Qualifying Authorities, to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F‑10, the Act and Canadian Securities Laws.

(m)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(n)

Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(o)

Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release  announcing that the Company has entered into this Agreement,  indicating that the Prospectus Supplements have been or will be filed,  specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplements and  if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5.	Indemnification.

(a)

Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act, Canadian Securities Laws or other federal, provincial, territorial or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on  any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or  any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or  any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus, it being understood and agreed that the only such information is as described in Section 5(b) hereof. This indemnity will be in addition to any liability that the Company might otherwise have.

(b)

Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by or on behalf of an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges and agrees that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)

Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party or results in any increase in the liability under this indemnity that the indemnifying party would not otherwise have incurred had the indemnified party given the required notice. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless  the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party,  the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party,  a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or  the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. Notwithstanding the foregoing sentence, it is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified parties in the event that the indemnifying party is responsible for such firm’s fees, disbursements and other charges pursuant to the foregoing sentence. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent  includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and  does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if  such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request,  such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and  such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)

Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares (before deducting expenses) received by the Company to the sum of  the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and  the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this subsection (d) shall be deemed to include, for purpose of this subsection (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), the Agents shall not be required to contribute any amount in excess of the sum of  the total compensation actually received by the Agents pursuant to Section 1(a)(ix) (in the case of one or more Agency Transactions hereunder) and  the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this subsection (d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this subsection (d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this subsection (d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this subsection (d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)

Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

6.

Termination. The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that  with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and  the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses), 5 (Indemnification), 8(d) (Survival of Representations and Warranties), 8(f) (Governing Law) and 8(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(a)

Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that  with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and  the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses), 5 (Indemnification), 8(d) (Survival of Representations and Warranties), 8(f) (Governing Law) and 8(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)

This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to subsection (a) or (b) above or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (C) December 8, 2026, in each case except that  with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and  the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses), 5 (Indemnification), 8(d) (Survival of Representations and Warranties), 8(f) (Governing Law) and 8(l) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)

Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7.	Recognition of the U.S. Special Resolution Regimes.

(a)

In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 7:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	“covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	“covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	“covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of  the Federal Deposit Insurance Act and the regulations promulgated thereunder and  Title II of the Dodd‑Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

8.	Miscellaneous.

(a)

Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed:  if to the Agents, at the offices of:

BMO Nesbitt Burns Inc.

885 West Georgia Street, Suite 1700

Vancouver, British Columbia V6C 3E8

Attention:	Haroon Chaudhry, Director
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

BMO Capital Markets Corp.,

151 W 42nd Street,

New York, New York 10036,

Attention:	Eric Benedict, Managing Director, Co-Head, Global ECM, with a copy to the Legal Department at the same address
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Canaccord Genuity Corp.

40 Temperance Street, Suite 2100
Toronto, Ontario M5H 0B4

Attention:	Tom Jakubowski, Managing Director, Global Head of Metals & Mining Investment Banking
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Canaccord Genuity LLC

535 Madison Avenue

New York, NY 10022

Attention:	Jennifer Pardi, Managing Director, Global Head of ECM & Co‑Head of U.S. Securities
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

Attention:	Head of Investment Banking
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

National Bank Financial Inc.

130 King Street, Suite 800

Toronto, Ontario M5X 1J9

Attention:	John O’Sullivan, Managing Director
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

National Bank of Canada Financial Inc.

130 King Street, Suite 800

Toronto, Ontario M5X 1J9

Attention:	Étienne Dubuc, Executive Vice President, Financial Markets
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, California 92660

Attention:	J. Barry, Managing Director
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Ventum Financial Corp.

181 Bay Street, Suite 2500

Toronto, Ontario M5J 2T3

Attention:	Joseph Gallucci, Managing Director, Head of Mining Investment Banking
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Ventum Financial (US) Corp.

181 Bay Street, Suite 2500

Toronto, Ontario M5J 2T3

Attention:	Richard Thomas, President and Chief Compliance Officer
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V7X 1T2

Attention:	Deepak Gill
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

DLA Piper LLP (US)

701 Fifth Avenue, Suite 6900

Seattle, Washington 98104

Attention:	Andrew Ledbetter
Email:	[REDACTED – PERSONAL INFORMATION]

or if sent to the Company, at the office of the Company:

GoldMining Inc.

1830 West Georgia Street, Suite 1188

Vancouver, British Columbia V6E 4A2

Attention:	Alastair Still, Chief Executive Officer
Email:	[REDACTED – PERSONAL INFORMATION]

With a copy to:

Sangra Moller LLP

2200-1021 West Hastings Street

Vancouver, British Columbia V6E 0C3

Attention:	Rod Talaifar
Email:	[REDACTED – PERSONAL INFORMATION]

- and -

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, NY 10112

Attention:	Rick Werner
Email:	[REDACTED – PERSONAL INFORMATION]

Any such notice shall be effective  when sent, if emailed,  upon receipt, if hand delivered, or  five business days after being deposited in the U.S. mail or Canada post, postage prepaid, if sent by mail. Any notice under Section 8(a) may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives). Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

(b)

Consent to Jurisdiction. The Company irrevocably  agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the province of British Columbia,  waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and  submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above‑referenced documents, to the extent permitted by law. The provisions of this Section 8(b) shall survive any termination of this Agreement, in whole or in part.

(c)

No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm’s length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d)

Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e)

Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that  the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s‑length commercial transaction between the Company, on the one hand, and the Agents, on the other hand,  in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party,  the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement,  the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and  the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f)

Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by the other party hereto to the jurisdiction of the courts of the province of British Columbia.

(g)

Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between  the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and  the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h)

Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107‑56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i)

TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(j)	Counterparts. This Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(k)

Survival of Provisions. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(l)

Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(m)	Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(n)

Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. For avoidance of doubt, this Agreement supersedes and replaces the Equity Distribution Agreement entered into as between the parties on December 20, 2024. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company. Notwithstanding the foregoing, any party to this Agreement may update its list of representatives on Schedule 1 or their contact information by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

GOLDMINING INC.

Per:	(signed) “Alastair Still”
Name: Alastair Still
Title: Chief Executive Officer

Confirmed as of the date first above mentioned:

BMO NESBITT BURNS INC.

Per:	(signed) “Haroon Chaudhry”
Name: Haroon Chaudhry
Title: Director

BMO CAPITAL MARKETS CORP.

Per:	(signed) “Brad Pavelka”
Name: Brad Pavelka
Title: Managing Director

CANACCORD GENUITY CORP.

Per:	(signed) “Matt Reimer”
Name: Matt Reimer
Title: Director, Investment Banking

CANACCORD GENUITY LLC

Per:	(signed) “Jennifer Pardi”
Name: Jennifer Pardi
Title: Managing Director

H.C. WAINWRIGHT & CO., LLC

Per:	(signed) “Edward D. Silvera”
Name: Edward D. Silvera
Title: Chief Operating Officer

NATIONAL BANK FINANCIAL INC.

Per:	(signed) “John O’Sullivan”
Name: John O’Sullivan
Title: Managing Director

NATIONAL BANK OF CANADA FINANCIAL INC.

Per:	(signed) “Étienne Dubuc”
Name: Étienne Dubuc
Title: Executive Vice President, Financial Markets

ROTH CAPITAL PARTNERS, LLC

Per:	(signed) “Joseph Barry”
Name: Joseph Barry
Title: Managing Director

VENTUM FINANCIAL CORP.

Per:	(signed) “Joseph Gallucci”
Name: Joseph Gallucci
Title: Managing Director, Head of Mining Investment Banking

VENTUM FINANCIAL (US) CORP.

Per:	(signed) “Richard Thomas”
Name: Richard Thomas
Title: President and Chief Compliance Officer

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E‑mail Address	Telephone Numbers
Amir Adnani, Co‑Chairman	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
Alastair Still, Chief Executive Officer	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
Pat Obara, Chief Financial Officer	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

* Notices to be provided to at least one of the above Authorized Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of BMO Nesbitt Burns Inc. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Haroon Chaudhry, Director	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
With a copy to:
Mandeep Uppal, Vice President	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of BMO Capital Markets Corp. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Brad Pavelka, Managing Director	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
Joseph Erbe, Associate	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
With a copy to:
EunSu Chang, Senior Counsel, ECM	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of Canaccord Genuity Corp. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Matt Reimer, Director, Investment Banking	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of Canaccord Genuity LLC are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Jennifer Pardi, Managing Director, Global Head of ECM & Co-Head of U.S. Securities	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of H.C. Wainwright & Co., LLC. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Craig Schwabe, Managing Director	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
With a copy to:
Charles Worthman, Vice President	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]
	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of National Bank Financial Inc. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
John O’Sullivan, Managing Director	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of National Bank of Canada Financial Inc. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
John O’Sullivan, Managing Director	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of Roth Capital Partners, LLC are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Joseph Barry, Managing Director	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of Ventum Financial Corp. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Joseph Gallucci, Managing Director, Head of Mining Investment Banking	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

The Authorized Agent Representatives of Ventum Financial (US) Corp. are as follows

Name and Office / Title	E‑mail Address	Telephone Numbers
Richard Thomas, President and Chief Compliance Officer	[REDACTED – PERSONAL INFORMATION]	[REDACTED – PERSONAL INFORMATION]

SCHEDULE 2

MATERIAL SUBSIDIARIES

U.S. GoldMining Inc.

Sunward Investments Limited

Sunward Resources Limited

Sunward Resources Sucursal Colombia

Bellhaven Copper & Gold Inc.

Bellhaven Holdings Inc.

Bellhaven Exploraciones Inc.

Bellhaven Exploraciones Inc. Sucursal Colombia

Seatrain Holdings Limited

Brazilian Resources Mineracao Ltda

Brazilian Gold Corporation.

BRI International Corp.

BRI Brazil Corp.

BRI Mineracao Ltda

SCHEDULE 3

ISSUER FREE WRITING PROSPECTUSES

None.

EXHIBIT A

[Company Letterhead]

[         ], 20[         ]

[BMO Nesbitt Burns Inc.]

[885 West Georgia Street, Suite 1700]

[Vancouver, British Columbia V6C 3E8]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with [the Canadian Agent / U.S. Agent] under, and pursuant to, that certain Equity Distribution Agreement between the Company and the Agents, dated [_____________], 20[__] (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[______], 20[__],	[_______],
20[__] . . . [ ], 20[__]

Maximum [Number]/[Value] of Shares to be Sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	[USD / CAD] [__.__]

[Remainder of Page Intentionally Blank]

A-1

Very truly yours,

GOLDMINING INC.

Per:
Name:
Title:

Accepted and agreed as of
the date first above written:

BMO NESBITT BURNS INC.

Per:
Name:
Title:

A-2

EXHIBIT B

Form of Opinion of
Canadian Counsel to the Company

1.     The Company is a corporation existing under the Canada Business Corporations Act and has the requisite corporate capacity and power to own its assets and to conduct its business as contemplated in the Prospectuses.

2.     The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the date hereof, [●] Common Shares and nil Preferred Shares were issued and outstanding.

3.     The attributes of the Common Shares conform in all material respects with the description thereof in the Prospectuses.

4.     Computershare Investor Services Inc. has been appointed as the transfer agent and registrar for the Common Shares.

5.     The Shares have been duly authorized and validly allotted and reserved for issuance, and when issued in accordance with the terms of the Equity Distribution Agreement at the Settlement Date, upon receipt by the Company of the consideration therefor, will be issued as fully paid and non‑assessable Common Shares.

6.     The Common Shares are listed and posted for trading on the TSX and the Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Company of customary post‑closing conditions imposed by the TSX in similar circumstances.

7.     The Company is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the securities laws in any of the Canadian Qualifying Jurisdictions in those jurisdictions where such lists are maintained.

8.     The Company has the necessary corporate power and capacity to certify and file the Canadian Prospectus Supplement and all necessary corporate action has been taken by the Company to authorize the certification by it of the Canadian Prospectus Supplement and the filing thereof, as the case may be, in each of the provinces of Canada and in accordance with applicable Canadian Securities Laws.

9.     The Company has the corporate power to enter into and deliver the Equity Distribution Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Equity Distribution Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability opinions.

B-1

10.    All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Equity Distribution Agreement and the performance of its obligations thereunder and to authorize the issuance, sale and delivery of the Shares.

11.    The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Equity Distribution Agreement will not result in a breach or default of any provisions of  the articles or notice of articles of the Company or  any applicable Canadian Securities Laws.

12.    Except such as have been made or obtained under applicable Canadian Securities Laws and filings after the date hereof by the Company required under applicable Canadian Securities Laws, the rules and policies of the TSX and any undertaking to a securities regulatory authority, and except to the extent that exemptions or waivers therefrom have been obtained from applicable securities regulatory authorities in Canada, no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority in Canada is required, for the execution, delivery and performance by the Company of this Equity Distribution Agreement or the consummation by the Company of the transactions contemplated therein.

13.    All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Canadian Qualifying Jurisdictions in order to qualify the distribution of the Shares to the public in each of such Canadian Qualifying Jurisdictions by or through investment dealers and brokers duly registered under Canadian Securities Laws of such Canadian Qualifying Jurisdictions who have complied with the relevant provisions of such laws.

14.    The statements in the Canadian Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Consideration” and “Eligibility for Investment” in so far as they purport to describe the provisions of the laws referred to therein, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto, are accurate summaries of the matters discussed therein.

B-2